FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2016 Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President, Associate General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President, Associate General Counsel & Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS AN EXHIBIT TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-203567, 333-208507 AND NO. 333-202632 ON THE POST-EFFECTIVE AMENDMENT NO. 1 ON FORM F-3 TO FORM F-4) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-12036, 333-12050, 333-13052, 333-13112, 333-14144, 333-110953, 333-117922, 333-178350, 333-207754, 333-207750, 333-207748 AND 333-211680) TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SUPPLEMENTAL DISCLOSURE

The disclosure under “Liquidity and funding risk – Credit ratings” in the registrant’s Second Quarter 2016 Management’s Discussion and Analysis, which was filed as part of Exhibit 99.2 to its Form 6-K dated May 26, 2016, is hereby updated by adding the following: “On June 6, 2016, S&P revised our ratings outlook to negative from stable. Our credit ratings remained unchanged.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA
By:	/s/ James Salem
Name: Title:	James Salem Executive Vice-President and Treasurer

Date:	June 7, 2016